U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   )


                     SYNTHETIC TURF CORPORATION OF AMERICA
                               (Name of Issuer)

                                 COMMON STOCK
                      (Title of Class of Securities)

                                  87163G-10-4
                                (CUSIP Number)

                          Gary L. Borglund, President
                      Synthetic Turf Corporation of America
                        7550 24th Avenue South, Suite 168
                           Minneapolis, Minnesota 55450
    (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                   January 16, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Gary L. Borglund

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 10,500,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  10,500,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 10,500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 7.82% (as of January 16, 2003)

14. Type of Reporting Person:  IN

ITEM 1.   SECURITY AND ISSUER.

Synthetic Turf Corporation of America
Common Stock, $0.001 par value
7550 24th Avenue South, Suite 168
Minneapolis, Minnesota 55450

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Gary L. Borglund.

(b)  7550 24th Avenue South, Suite 168, Minneapolis, Minnesota 55450.

(c) President of the Issuer, which is involved, through its subsidiary International Surfacing of Colorado, Inc., with the sales and installation of artificial turf surfaces.

(d)  No.

(e)  No.

(f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 15, 2003, the Issuer entered into an employment agreement with Mr. Borglund, its president. Under the terms of this one year contract, Mr. Borlgund will be paid the following: 7,500,000 shares of common stock of the Issuer valued at price of 0.02 per share (value changed to $0.005 by amendment). Under the terms of this agreement, the Issuer will issue the 7,500,000 shares, in 4-equal amounts of 1,875,000 each, pursuant to the Issuer's Form S-8 on file with the Securities and Exchange Commission.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Employment Agreement between the Issuer and Gary Borglund, dated January 15, 2003 (incorporated by reference to Exhibit 10.5 of the Form 10-KSB filed on April 15, 2003).

(b) Amendment to Employment Agreement between the Issuer and Gary Borglund, dated January 15, 2003 (incorporated by reference to
Exhibit 10.6 of the Form 10-KSB filed on April 15, 2003).

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                             Gary L. Borglund


Date: April 17, 2003                         /s/  Gary L. Borglund